Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Clean Diesel Technologies, Inc.:
We consent to the use of our report dated March 31, 2011, with respect to the consolidated balance sheets of Clean Diesel Technologies, Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the years then ended, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
Our report dated March 31, 2011 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Los Angeles, California
June 2, 2011